UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2012 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Wednesday, March 27, 2013, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea

3. Agenda

a)	Agenda to be reported

Agendum 1: Audit results and Business reports for the Fiscal Year 2012 (from January 1, 2012 to December 31, 2012)

b)	Agenda to be proposed for resolution

Agendum 1:	Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 2012

2:	Approval of Reappointment of Directors

3:	Approval of the Compensation Ceiling for Directors in 2013

Agendum 1: Approval of Non-consolidated and Consolidated Financial Statements for the Fiscal Year 2012

<Summary of Non-consolidated Financial Statements>

	2011	2012		2011	2012
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	118,703	104,184	Revenues	40,224	40,105
Total liabilities	17,378	17,361	Operating income	8,462	200
Capital stock	3,474	3,474	Income (loss) before income tax	7,987	(10,477)
Total shareholders’ equity	101,325	86,823	Net income (loss)	14,772	(14,298)

<Summary of Consolidated Financial Statements1)>

	2011	2012		2011	2012
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	120,277	106,434	Revenues	47,626	51,951
Total liabilities	18,639	19,228	Operating income	9,440	728
Capital stock	3,474	3,474	Income (loss) before income tax	8,081	(11,248)
Total shareholders’ equity	101,638	87,206	Net income (loss)	14,735	(14,229)

1)

The consolidated subsidiary as of December 31, 2011 and as of December 2012 is NeoCyon, Inc. The other subsidiaries of the Company are not subject to consolidation under Enforcement Decree of the Act on External Audit of Stock Companies of the Republic of Korea and are accounted for as equity method investments.

*	The financial information has been prepared in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea. Detailed information will be provided at the Annual General Meeting.

Agendum 2: Approval of Reappointment of Directors

- 7 persons were nominated for reappointment as the terms expire in March 2013:

Name	Major experience
Hyun Chul Park

Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-
2011)

NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-
2012)

Gravity Games Corporation, Director (2010-present)

GungHo Online Entertainment, Inc., General Manager, International Business Division (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Associate in Automotive
Maintenance (1998)

Yoshinori Kitamura

Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief
Operating Officer (2008-present)

NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)

Gravity Games Corporation, Director (2010-present)

Gravity Interactive, Inc., Chief Executive Officer (2008-present)

Gravity Entertainment Corporation, Chief Executive Officer (2008-present)

Gravity EU SAS, Director (2011-present)

GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of International
Business Division (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)

Kazuki Morishita

Gravity Co., Ltd., Executive Director (2008-present)

GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating
Officer (2002-2004)

Grasshopper Manufacture, Inc., Director (2013-present)

Overdriver Game Technologies Ltd., Director (2012-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Acquire Corp., Director (2011-present)

Game Arts Co., Ltd., President (2008-present), Director (2005-2008)

High School affiliated with Chiba University of Commerce (1992)

Kazuya Sakai

Gravity Co., Ltd., Executive Director (2009-present)

GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor
Relations Officer (2011-present)

Grasshopper Manufacture, Inc., Director (2013-present)

Overdriver Game Technologies Ltd., Director (2012-present)

GungHo Online Entertainment America, Inc., Director (2012-present)

Acquire Corp., Auditor (2011-present)

Kyushu Sangyo University, B. Com.(1987)

Jong Gyu Hwang

Gravity Co., Ltd., Independent Director (2009-present)

Mungyung Monorail, Director and Chief Operating Officer (2007-present)

Korea Urban Railway Association, Auditor (2009-present)

E-Frontier, Inc., Compliance Auditor (2000-present)

Member of the New York State Bar Association (2006-present)

Boston University School of Law, LL.M. (2005)

Kennedy School of Government, Harvard University, M.P.A. (2004)

Tokyo University, LL.B. (1994)

Doo Hyun Ryu

Gravity Co., Ltd., Independent Director (2011-present)

Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008),
Branch Manager of Cambodia Office (2007-2008)

The Korean Commercial Arbitration Board, Arbitrator (2011-present)

The Korean Bar Association, Member of Legal Services Development Committee (2005-persent)

The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)

Seoul National University, LL.B. (1985)

Jung Yoo

Gravity Co., Ltd., Independent Director (2011-present)

Samhasa GP, Representative Partner (2007- present)

Euidang Foundation, Member of the Board of Trustees (2007-present)

INSEAD, MBA (1995)

Waseda University, M.A. in Commerce (1987)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)

Agendum 3: Approval of the Compensation Ceiling for the Directors

- For 2013, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: February 27, 2013